Exhibit 12.1
HERTZ GLOBAL HOLDINGS, INC. AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES
(UNAUDITED)
(In millions, except ratios)

	Years ended December 31,
	2014	2013(a)	2012(a)	2011(a)
Income (loss) before income taxes	(23)	603	365	255
Interest expense	667	717	649	699
Portion of rent estimated to represent the interest factor	219	215	151	146
Earnings before income taxes and fixed charges	$863	$1,535	$1,165	$1,100

Interest expense (including capitalized interest)	$670	$721	$653	$701
Portion of rent estimated to represent the interest factor	219	215	151	146
Fixed charges	$889	$936	$804	$847
Ratio of earnings to fixed charges	(b)	1.6	1.4	1.3

(a)
Prior period amounts have been revised, for a description of the revisions to prior periods, see Note 2, "Restatement" to the Notes to our consolidated financial statements included in this Annual Report under the caption Item 8, "Financial Statements and Supplementary Data."

(b)	Earnings before income taxes and fixed charges for the year ended December 31, 2014 were inadequate to cover fixed charges for the period by $26 million.